

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 12, 2009

Mr. Ronald J. Evans
President and Chief Executive Officer
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue, Ste. 1000
Tulsa, Oklahoma 74135

> **RE: North American Galvanizing & Coatings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2009**
> **File No. 001-03920**

Dear Mr. Evans:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 5 – Amend The Restated Certificate of Incorporation to Place Responsibilities on Certain Investors, page D-34

1. Please revise your proxy statement to address the following:
    - the basis for believing this proposal is permissible and enforceable under existing state and federal laws;

    - potential challenges to this proposal, including the likelihood of successful challenge, the material consequences and potential costs associated with defending the company against legal challenges to this proposal, and that any legal challenges will be decided by a court of competent jurisdiction;

- explain how this proposal would be implemented;

- explain how and whether directors who vote in favor of a proposal can be held liable for the proximate consequences of the adoption and implementation of a proposal. Also clarify whether such liability currently extends to a director voting in his/her capacity as a shareholder in addition to as a director;

- explain whether your board of directors considered the above issues, as well as any other matters, in deciding to introduce this proposal.

Please note that we may have further comments.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ronald J. Evans
North American Galvanizing & Coatings, Inc.
May 12, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig
Slivka, Special Counsel, at (202) 551-3729 if you have any questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Paul A. Quiros (via facsimile)
        King & Spalding